UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 11 July 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
:
C A Carolus (Chair), N J Holland ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, R Dañino*, A R Hill~ , D L Lazaro^,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea+ , G M Wilson
+ British, ~Canadian,
#
Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary: KE Robinson
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za
Investor Enquiries
Willie Jacobsz
Tel
+27 11 562 9775
Mobile     +27 82 971 9238
email
Willie.Jacobsz@
goldfields.co.za

Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile     +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
MEDIA RELEASE
GOLD FIELDS REMAINS ON TRACK TO ACHIEVE
               2013 ANNUAL GUIDANCE
Johannesburg, 11 July 2013: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that
attributable Group production for the June 2013 quarter (Q2 2013) is expected to be 451,000 gold-equivalent ounces, with cash costs and notional cash expenditure (NCE) of approximately US$860/oz and
US$1,250/oz respectively.

Despite the 5% decline in production from Q1 2013 to Q2 2013, Gold
Fields remains on track to achieve its production guidance for 2013 of between 1,825,000 and 1,900,000 ounces and cash cost and NCE of US$860/oz and US$1,360/oz respectively.

The main cause of the approximately 25,000 ounce decline in
production during Q2 was the illegal strike at the Tarkwa and
Damang mines in Ghana which was previously reported and
subsequently resolved.

Gold Fields will release its results for Q2 2013 on Thursday, 22
August 2013. With these results Gold Fields will start to report its costs in accordance with the World Gold Counsil's Guidance Note on new metrics for reporting on 'all-in sustaining costs' (AISC) and 'all-in costs (AIC), designed to offer greater clarity around the costs associated with gold production. As a consequence the reporting of cash costs and NCE will be phased out by the end of 2013.
Enquiries
Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email:  Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :  Sven.Lunsche@goldfields.co.za
ends

Notes to editors

About Gold Fields
Gold Fields is a significant unhedged producer of gold with attributable annualised production of approximately 2.0 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development or feasibility level. Gold Fields has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York
Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold
Fields unbundled its KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold.
Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 11 July 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer